Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

Exchange Offer FAQs

This FAQ provides answers to questions you may have about the exchange offer and expands on information provided in the Information Regarding Pending Exchange Offer.

Where to Go with Questions

You may ask questions about the exchange offer or request copies of the exchange offer documents through the organizations listed below:

For General Exchange Offer Questions

Georgeson

1290 Avenue of the Americas

9th Floor

New York, NY 10104

(866) 857-2624

For Ecolab 401(k) Savings Plan Exchange Offer Questions

Fidelity Management Trust Company

245 Summer Street

Boston, MA 02109

(800) 835-5091

For Ecolab 401(k) Savings Plan Exchange Offer Questions (Associates in Puerto Rico)

Banco Popular

Popular Fiduciary Services (725)

PO Box 362708

San Juan PR  00936-2708

(787) 724-3657 (press 2 and follow the prompts to speak with a service representative)

Why is Ecolab planning to do an exchange offer and how will it work?

The exchange offer allows Ecolab shareholders to acquire shares of Apergy common stock at a discount through a two-step process:

1.              Ecolab shareholders can choose to exchange shares of Ecolab stock for ChampionX common stock at a discount.

2.              The shares of ChampionX common stock will then be converted in the merger into the right to receive a number of shares of Apergy common stock.

If you do not want to exchange your Ecolab shares, no action is needed.

Is this two-step process different than what was previously communicated?

No. The above simply provides additional detail on how the exchange offer will work. As previously communicated, if you choose to exchange Ecolab shares, you’ll receive shares of Apergy common stock. Given the nature of the transaction, the first step is to exchange shares of Ecolab stock for ChampionX common stock at a discount.

Do I have to make an election if I want to keep my Ecolab shares?

No. If you choose not to exchange shares, no action is needed. If you do nothing, you’ll keep your Ecolab shares.

Why am I receiving multiple exchange offer packets?

If you hold shares of Ecolab stock in multiple accounts, you may receive multiple sets of exchange offer materials from various organizations. Ecolab is legally required to send (via mail) separate exchange offer materials for each account in which you hold Ecolab shares.

Can associates outside the U.S. participate in the exchange offer?

The formal set of exchange offer materials will be sent to all shareholders, including those outside the U.S., but as is customary for a transaction of this nature, Ecolab isn’t stating or making any guarantee that people outside the U.S. can participate under their local laws. For that reason, we sent a separate associate communication “Exchange Offer Overview” only to associates who are employed in the U.S.

You can access additional information about the exchange offer on the Associate Stock Resource page on INSIDE Ecolab.

If I want to exchange shares, can I make one election for all my accounts?

No. If you want to exchange shares, you must make a separate election for each account in which you hold shares that you want to exchange. You may choose to exchange none, some or all your Ecolab shares in just one account, or in multiple accounts. If you do not want to exchange shares from an account, no action is needed for that account.

Can I buy and sell Ecolab shares during the exchange offer period?

Yes. You may continue to buy and sell Ecolab shares during this time at your discretion—unless you are restricted by Ecolab’s Insider Trading policy or any applicable blackout periods.

What’s the deadline for making my election to exchange Ecolab shares?

Refer to your exchange offer materials for specific deadlines. Note that the deadlines for making an election for the 401(k) Plan Stock Fund and the ESPP are earlier than the deadline for all other accounts in which you own shares.

When will I know the final exchange ratio (which determines the discount)?

The exchange ratio (which determines the discount) will be finalized two days before the exchange offer period ends.

Can I change my election during the exchange offer period?

Yes. You may change or withdraw your election any time before the exchange offer expires. If an earlier deadline applies to some of your shares, it will be described in the exchange offer materials. Follow the instructions provided in your exchange offer materials for details on how to change or cancel your election.

I own shares of Ecolab, but did not receive an election packet? What should I do?

Packets will be mailed as soon as administratively practicable following the first day of the offering period (which was May 1). Delivery to addresses outside the U.S. may take longer, subject to global postal delivery processes. If you have not received information by May 20, contact the appropriate number listed above.

What can I expect if I exchange Ecolab shares for ChampionX shares?

If you elect to exchange Ecolab shares for ChampionX shares (which will then be converted into Apergy shares), you’ll receive confirmation after the transaction closes. In addition, you may experience short timeframes—or blackout periods—during which certain transactions may be limited. These blackout periods are only in place for Apergy shares you acquire through the exchange offer and merger. Refer to your exchange offer materials for specific blackout periods. Note: If you do not elect to exchange Ecolab shares, you will generally not experience blackout periods (unless you are restricted by Ecolab’s Insider Trading policy).

Are there any restrictions on my ability to sell Apergy shares following the transaction?

Other than the blackout periods described above and insider trading restrictions, there are generally no limitations on when you can sell your shares of Apergy stock.

How will I receive my Apergy shares after the exchange?

If you elect to exchange Ecolab shares for ChampionX shares, which will then be converted into Apergy shares, your Apergy shares will automatically be deposited into your respective account(s) as soon as administratively practicable following the closing of the merger.

Where can I go for more information?

For an overview of the exchange offer and what you can expect, review the Information Regarding Pending Exchange Offer for U.S. Ecolab associates as well as the election materials you receive at home (if you hold Ecolab stock). Additional details related to the transaction are available on our Investor

Relations page. You may also contact the organizations highlighted above to ask questions or request copies of the exchange offer documents.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in the combined company achieving revenue and cost synergies; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) the effects of external events on the economy including COVID-19 or other pandemics; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (14) actions by third parties, including government agencies; (15) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A — Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (16) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of the applicable communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX has filed a registration statement on Form S-4/S-1 containing a prospectus, declared effective April 30, 2020, Apergy has filed a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020 (together, the “registration statements”), and a definitive proxy statement on Schedule 14A and Ecolab has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and any amendments to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy Corporation, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on April 29, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.